FOR IMMEDIATE RELEASE

Contact: Luke D. Knecht, President
Telephone: 415-954-5400

DSF DIVIDEND ANNOUNCEMENT AND COMMENCEMENT OF TENDER OFFER

SAN FRANCISCO -- December 20, 2001-- The Board of Directors of Dresdner RCM Global Strategic Income Fund, Inc. (NYSE: DSF) declared on December 18, 2001 a monthly dividend of $0.06 per share payable in cash on January 8, 2002 to stockholders of record on December 28, 2001. This dividend maintains the per share rate that was established in September 2000.

As previously announced, stockholders of DSF and RCM Strategic Global Government Fund, Inc. (NYSE: RCS) approved a merger between the two funds which will be consummated following a tender offer by DSF to repurchase up to 50% of its shares outstanding as of August 2, 2001. The tender offer commenced on December 6, 2001 and will run through January 4, 2002, unless the offer is extended. The consummation of the merger and tender offer is subject to certain conditions set forth in the merger agreement.

DSF is a closed-end fund that seeks high income through global investment in debt securities while maintaining an overall investment grade credit quality. DSF’s investment adviser is Dresdner RCM Global Investors LLC (“Dresdner RCM”).

Complete information on the merger, as well as the investment policies of both funds, is available in filings made with the SEC, which may be obtained upon request from Dresdner RCM or the SEC or through the SEC’s EDGAR website, which can be accessed at www.sec.gov. DSF stockholders are urged to read DSF’s tender offer statement and other relevant documents filed with the SEC because they contain important information. DSF stockholders can receive such documents free of charge at the SEC’s website, www.sec.gov, or from Georgeson Shareholder Communications, Inc., DSF’s Information Agent, at 800-223-2064.